Andrew I. Telsey, P.C Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

August 17, 2015

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Jerard Gibson, Esq.

RE:	Medicine Man Technologies, Inc.;
Registration Statement on Form S-1/A3
Filed April 14, 2015
SEC File No. 333-203424

Dear Mr. Gibson:

Filed electronically on behalf of Medicine Man Technologies, Inc. (the “Registrant” or “Company”) is Amendment No. 3 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of July 27, 2015. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

Description of Business

Description of Services/Pricing, page 26

1. The Amendment contains additional disclosure discussing the “on-site” hands on support and training provided by the Registrant, as well as the nature of the formal arrangements between the Registrant and past clients, including the material terms of those contracts. See pages 21-22. However, we note that disclosure of much of this information is deemed proprietary by the Registrant. Specifically, disclosure of the Registrant’s pricing and relationships with prior clients could be utilized by competitors to the Registrant’s detriment. We have attempted to disclose the information requested in a manner that we believe will not harm the Registrant’s business.

2. As now disclosed in the Prospectus, none of the Registrant’s current clients are currently engaged in the distribution of cannabis products. One client has commenced its cultivation/grow but has not yet opened any retail location. However, it is anticipated that this will change over the next 12 months, as various states issue applicable licenses and authorize such sales. As such, the Registrant has not yet provided services to any of its clients once they become operational. The Amendment does contain additional disclosure on what services are anticipated to be provided to these clients in the future. See pages 21-24.

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Financial Statements

Beginning on page F-1

3. Following are the Registrant’s responses to the issues raised by the staff:

•	The independent auditor has revised the opinion to include an explanatory paragraph referencing the restatement.
•	The independent auditor has revised the reference to the footnote that presents the restatement in the dual date of the opinion to reference the actual footnote in which that information is presented.
•	The disclosure in the Amendment has been updated, including the statement of operations information for the period ended December 31, 2014 so that the Selected Financial Data on page 6 now agrees to the audited financial statements.
•	The disclosure in the Amendment has been updated, including the references of the net loss which has been tied to the financial statements.
•	The footnote in the Amendment has been updated to present the license recognized to a positive amount.

Note 11. Subsequent Events

4. The typographical error has been cleaned up in the Amendment.

Interim Financial Statements for Fiscal Quarter Ended March 31, 2015

5. The balance sheet information in the financial statements at December 31, 2014 have been updated in the Amendment to agree to the audited balance sheet.

Exhibit 23.1

6. The opinion has been revised in accordance with the staff’s request.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

For the Firm

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